Exhibit 12.1
NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended
	March 31,
	2007	2006
Income from continuing operations before income tax	$126,816	$99,791

Add:
Fixed charges	34,806	31,414
Amortization of capitalized interest	1,351	889

Less:
Interest capitalized	1,702	3,166
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—

Earnings as adjusted	$161,271	$128,928

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$24,329	$21,415
Interest capitalized	1,702	3,166
Portion of rent expense representative of interest (30%)	8,775	6,834

Fixed charges	$34,806	$31,414

Ratio of earnings to fixed charges	4.63	4.10

Deficiency of earnings to cover fixed charges	$—	$—